JOURNEY RESOURCES CORP.
1208 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

TSX-V: JNY
FRANKFURT: JL4
OTCBB: JNYRF
March 18, 2008

JOURNEY ANNOUNCES SETTLEMENT ON
EMPIRE MINE PROJECT

VANCOUVER, B.C., - Journey Resources Corp. (“Journey or the “Company”) is pleased to announce that, subject to court approval, it has entered into a settlement agreement (the “Settlement Agreement”) with Trio Gold Corp. (“Trio”), the underlying owners, Sultana Resources LLC and Zico LLC (“Zico”) with regard to its leasehold interest in the Empire Mine property, located in Custer County, Idaho (the “Property”).

Pursuant to the Settlement Agreement, Zico has agreed to pay Journey a total cash amount of CDN$1,000,000 on or before July 3, 2008 in consideration for 100% of Journey and Trio’s interest in the Property and all work product to date. Journey has agreed to pay Trio a total of CDN$100,000 of such consideration for its interest in the Property. The payment obligation by Zico is subject to a 120 day satisfactory due diligence period, during which Zico shall conduct due diligence on the work product on the Property. In the event that satisfactory due diligence is completed and Zico delivers payment to Journey in the amount of CDN$1,000,000, Journey and Trio will release any claim of interest in and to the Property. The pending litigation on the Property has been dismissed and deemed fully and finally settled.

Jack Bal, President of Journey, commented: “We are pleased to have negotiated a final settlement on the Empire Property and look forward to focusing our efforts on the Company’s gold and silver projects”.

Journey Resources Corp. is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol: JNY), the Frankfurt Stock Exchange (Symbol: JL4) and OTCBB (Symbol: JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Empire Mine Project and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. The Empire Mine Project is a poly-metallic skarn deposit containing copper, zinc, gold and silver ores. The Silveria Property comprises 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine. In addition, the Company recently entered into agreements whereby its has agreed to purchase a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.